Exhibit 99.1

RISK FACTORS

Cellegy and Adamis stockholders should carefully consider the following factors, in addition to the other information contained in this joint proxy statement/prospectus, before deciding how to vote their shares of capital stock. The risk factors relating to Adamis will also apply to the combined company going forward because the business of the combined company will primarily be Adamis’ business.

Risks Related to the Merger

Some of Cellegy’s and Adamis’ officers and directors may have conflicts of interests in recommending that you vote in favor of the merger that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Cellegy and Adamis participate in arrangements that provide them with interests in the merger that are different from other stockholders of Cellegy and Adamis, including, among others, the continued service as an officer or director of the combined company. These interests may influence the officers and directors of Cellegy and Adamis to support or approve the merger. For more information, please see the description under the heading “The Merger – Interests of Cellegy’s Directors and Officers in the Merger” and “The Merger – Interests of Adamis’ Directors and Officers in the Merger.”

Failure to complete the merger may result in Cellegy or Adamis paying a termination fee to the other party and could harm Cellegy’s and Adamis’ future business and operations.

If the merger is not completed, Cellegy and Adamis are subject to the following risks, among others:

•	if the merger agreement is terminated under certain circumstances, Cellegy or Adamis will be required to pay the other party a termination fee of $150,000;

•	the market price of Cellegy common stock may decline; and

•	significant costs related to the merger, such as legal, accounting, financial advisory and other costs must be paid by Cellegy and Adamis, respectively, even if the merger is not completed.

In addition, if the merger agreement is terminated and Cellegy’s and Adamis’ boards of directors determine to seek another business combination, there can be no assurance that they will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger. Moreover, Cellegy would likely have very limited funds to continue operations for more than a short period of time.

The market price of the combined company’s common stock may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons, including the following:

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by Cellegy, Adamis or financial or industry analysts;

•	the combined company is unable to obtain required financing;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of Cellegy, Adamis or financial or industry analysts;

•	revenues and net income from sales of Adamis’ products are less than investors’ expectations; or

•	Adamis’ product research and development efforts do not meet investors’ expectations.

Cellegy and Adamis stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, Cellegy stockholders will have experienced an approximately 93% or greater dilution of their ownership interests in Cellegy, and Adamis stockholders will have experienced an approximately 7% dilution of their ownership interests in Adamis without receiving any commensurate benefit.

During the pendency of the merger, Cellegy and Adamis may not be able to enter into certain transactions with another party because of restrictions in the merger agreement, which could adversely affect their respective businesses.

Covenants in the merger agreement impede the ability of Cellegy and Adamis to complete certain transactions that are not in the ordinary course of business, such as the sale or licensing by Cellegy of capital assets or any transaction inconsistent with the merger, pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors because the parties will have been prevented from entering into arrangements with possible financial and or other benefits to them. In addition, any such transactions could be favorable to such party’s stockholders.

Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

The terms of the merger agreement prohibit each of Cellegy and Adamis from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except, in the case of Cellegy, in limited circumstances when Cellegy’s board of directors determines in their good faith judgment after consultation with outside counsel, that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and that failure to cooperate with the proponent of the proposal would result in a breach of the board’s fiduciary duties. In addition, under certain circumstances Cellegy or Adamis would be required to pay a termination fee of $150,000 to the other party, including upon termination of the merger agreement by a party’s board of directors if it decides to recommend an alternative proposal. This termination fee may discourage third parties from submitting alternative takeover proposals to Cellegy and Adamis or their stockholders, and may cause the respective boards of directors to be less likely to recommend an alternative proposal.

Because the lack of a public market for the Adamis shares makes it difficult to evaluate the fairness of the merger, the stockholders of Adamis or Cellegy may receive consideration in the merger that is greater than or less than the fair market value of their shares.

The outstanding capital stock of Adamis is privately held and is not traded in any public market. The lack of a public market makes it challenging to determine the fair market value of Adamis. Because the exchange ratios of the merger and the reverse stock split were determined based on negotiations between the parties, it is possible that the value of the Cellegy common stock to be issued in connection with the merger will be greater than the fair market value of Adamis, and that the market value represented by the number of shares that the Cellegy stockholders will hold after the merger will be less in the aggregate than the current aggregate market value of all outstanding Cellegy shares. Alternatively, it is possible that the value of the shares of Cellegy common stock to be issued in connection with the merger will be less than the fair market value of Adamis.

If the conditions to the merger are not met, the merger may not occur.

Even if the merger is approved by the stockholders of Cellegy and Adamis, specified conditions must be satisfied or waived in order to complete the merger, including, among others:

•
the representations and warranties of the other party set forth in the merger agreement being true and correct as of the date of the agreement and the date the merger occurs, except for breaches or inaccuracies which would not have a material adverse effect on the combined company;

•	there shall not have been any material adverse change in the business, assets or financial condition of the other party that would have a material adverse effect on the combined company;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•
stockholders of Cellegy must have approved the issuance of shares pursuant to the merger agreement, the reverse split of Cellegy common stock and the amendments to Cellegy’s restated certificate of incorporation to change the company’s name and increase the number of authorized shares of stock, and approved the 2008 Equity Incentive Plan, as described elsewhere in the joint proxy statement/prospectus;

•	stockholders of Adamis must have adopted the merger agreement and approved the merger;

•	the reverse split of the issued and outstanding shares of Cellegy common stock shall have occurred; and

•
all of the directors and officers of Cellegy or Cellegy Holdings that Adamis has requested to resign their positions shall have resigned their positions with Cellegy or Cellegy Holdings on or before the closing date of the merger.

Each of the conditions listed above may be waived by the party or parties whose obligations to complete the merger are so conditioned. These and other conditions are described in detail in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Cellegy and Adamis cannot assure you that all of the conditions to the merger will be satisfied. If the conditions to the merger are not satisfied or waived, the merger may not occur or may be delayed, and Cellegy and Adamis each may lose some or all of the intended benefits of the merger.

The number of shares that Cellegy stockholders will be entitled to receive at closing of the merger will depend in part upon the net amount of Cellegy’s net working capital.

The number of shares that persons who are Cellegy stockholders immediately before closing of the merger will hold after the closing of the merger depends on the ratio of the reverse stock split contemplated by the merger agreement. Under the terms of the merger agreement, the outstanding Cellegy shares will be combined into a number of shares equal to (i) 3,000,000 plus (ii) the amount of Cellegy’s net working capital at the end of the month immediately preceding the month in which the closing of the merger occurs divided by .50. The items that will affect the amount of Cellegy’s net working capital are subject to several factors, many of which are outside of Cellegy’s control. The following table sets forth the approximate percentage ownership of the outstanding shares of the combined company that Adamis stockholders and current Cellegy stockholders would be expected to hold immediately following the closing of the merger, assuming that there are 42,980,000 outstanding Adamis shares at the closing date and assuming Cellegy net working capital at the end of the month immediately preceding the month in which the closing of the merger occurs of $400,000, $300,000, $200,000, $100,000 and $0.

Cellegy’s Net Working Capital	Cellegy Stockholders’ Approximate Ownership Percentage in the Combined Company at Closing	Adamis Stockholders’ Approximate Ownership Percentage in the Combined Company at Closing
$400,000	8.12%	91.88%
$300,000	7.73%	92.27%
$200,000	7.33%	92.67%
$100,000	6.93%	93.07%
$0	6.52%	93.48%

Cellegy and Adamis may not achieve the benefits they expect from the merger, which may have a material adverse effect on the combined company’s business, financial condition and operating results.

Cellegy and Adamis entered into the merger agreement with the expectation that the merger will result in benefits to the combined company. Post-merger challenges include the following:

•	maintaining an OTC Bulletin Board listing or a stock exchange listing to promote liquidity for stockholders of the combined company and potentially greater access to capital;

•	retaining the management and employees of Adamis;

•	obtaining additional financing required to fund operations;

•	developing new product candidates that utilize the assets and resources of the combined company; and

•	retaining existing strategic partners and suppliers for Cellegy and Adamis.

If the combined company is not successful in addressing these and other challenges, then the benefits of the merger may not be realized and, as a result, the combined company’s operating results and the market price of the combined company’s common stock may be adversely affected.

If the merger does not qualify as a tax-free reorganization for U.S. federal income tax purposes, Adamis stockholders will recognize gain or loss on the exchange of their shares of Adamis common stock.

Although the U.S. Internal Revenue Service, referred to in this proxy statement/prospectus as the IRS, has not provided a ruling on the merger, Cellegy and Adamis intend, and believe, that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code. If the merger fails to qualify as a tax-free reorganization, Adamis stockholders would generally recognize gain or loss on each share of Adamis common stock surrendered in the merger in the amount of the difference between their basis in such share and the fair market value of the shares of Cellegy common stock they receive in exchange for each share of Adamis common stock. Adamis stockholders should consult with their own tax advisor regarding the proper reporting of the amount and timing of such gain or loss.

Risks Related to Cellegy

Cellegy sold a material portion of its assets to a third party and has reduced the scope of its operations.

Cellegy has sold a material portion of its assets, including intellectual property rights and related assets concerning most of its products and product candidates, to ProStrakan International Limited. Cellegy’s operations currently relate primarily to the intellectual property rights of its Biosyn subsidiary. While a Phase 3 contraception trial in the United States related to the Savvy product candidate is ongoing, Cellegy is not directly involved with the conduct and funding thereof, and it is uncertain whether Savvy will be commercialized or whether Cellegy will ever realize revenues therefrom.

Cellegy’s cash resources are dwindling. If the merger with Adamis is not completed, Cellegy will need to explore other alternatives and may file for bankruptcy protection.

Cellegy estimates that it has enough cash resources to continue operations at substantially their current level until approximately the end of 2008, assuming no significant unexpected expenses. Cellegy and Adamis are engaged in discussions concerning an agreement for Adamis to provide sufficient funding to permit the merger to be completed, although there are no assurances that such funding will be available. If the merger with Adamis is not completed, Cellegy’s board of directors will be required to explore alternatives for Cellegy’s business and assets. These alternatives might include seeking the dissolution and liquidation of Cellegy, seeking to merge or combine with another company, or initiating bankruptcy proceedings. There can be no assurance that any third party will be interested in merging with Cellegy or would agree to a price and other terms that Cellegy would deem adequate. Although Cellegy may try to pursue an alternative transaction, it will likely have very limited cash resources, and will likely be forced to file for federal bankruptcy protection. If Cellegy files for bankruptcy protection, Cellegy will most likely not be able to raise any type of funding from any source. In that event, the creditors of Cellegy would have first claim on the value of the assets of Cellegy which, other than remaining cash, would most likely be liquidated in a bankruptcy sale. Cellegy can give no assurance as to the magnitude of the net proceeds of such sale and whether such proceeds would be sufficient to satisfy Cellegy’s obligations to its creditors, let alone to permit any distribution to its equity holders.

Cellegy has a history of losses, and substantial doubt exists about Cellegy’s ability to continue as a going concern. Cellegy has received a “going concern” opinion from its independent registered public accounting firm, which may negatively impact its business.

Cellegy’s audit opinions from its independent registered public accounting firm regarding the consolidated financial statements for the years ended December 31, 2007 and 2006 include an explanatory paragraph indicating that there is substantial doubt about Cellegy’s ability to continue as a going concern. Cellegy has incurred accumulated losses since its inception and accumulated negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Cellegy expects negative cash flows to continue for the foreseeable future. Cellegy believes that it has enough financial resources to continue operations at substantially their current level until approximately the end of 2008, assuming no significant unexpected expenses; however, it does not have the technological or the financial assets necessary to fund the expenditures that would be required to conduct the future clinical and regulatory work necessary to commercialize Savvy or other product candidates without additional funding. Without additional funds from a financing, sales of assets, intellectual property or technologies, or from a business combination or a similar transaction, Cellegy will exhaust its resources and will be unable to continue operations. These factors raise substantial doubt about Cellegy’s ability to continue as a going concern.

The type and scope of the patent coverage Cellegy has may limit the commercial success of its products.

Cellegy’s success depends, in part, on its ability to obtain patent protection for its products and methods, both in the United States and in other countries. No assurance can be given that any additional patents will be issued to Cellegy, that the protection of any patents that may be issued in the future will be significant, or that current or future patents will be held valid if subsequently challenged.

The patent position of companies engaged in businesses such as Cellegy’s business generally is uncertain and involves complex, legal and factual questions. There is a substantial backlog of patent applications at the United States Patent and Trademark Office. Patents in the United States are issued to the party that is first to invent the claimed invention. There can be no assurance that any patent applications relating to Cellegy’s products or methods will be issued as patents, or, if issued, that the patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide a competitive advantage.

In addition, many other organizations are engaged in research and product development efforts that may overlap with Cellegy’s products. Such organizations may currently have, or may obtain in the future, legally blocking proprietary rights, including patent rights, in one or more products or methods under development or consideration by Cellegy. These rights may prevent Cellegy from commercializing technology, or may require Cellegy to obtain a license from the organizations to use the technology. Cellegy may not be able to obtain any such licenses that may be required on reasonable financial terms, if at all, and cannot be sure that the patents underlying any such licenses will be valid or enforceable. Moreover, the laws of certain foreign countries do not protect intellectual property rights relating to United States patents as extensively as those rights are protected in the United States. The issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country, and claim interpretation and infringement laws vary among countries; therefore, the extent of any patent protection is uncertain and may vary in different countries. As with other companies in the pharmaceutical industry, Cellegy is subject to the risk that persons located in other countries will engage in development, marketing or sales activities of products that would infringe Cellegy’s patent rights if such activities were conducted in the United States.

Cellegy has very limited staffing and will continue to be dependent upon key personnel.

Cellegy’s success is dependent upon the efforts of a small management team and staff, including Richard C. Williams, its interim chief executive officer, and Robert J. Caso, its chief financial officer. Cellegy does not have key man life insurance policies covering any of its executive officers or key employees. If key individuals leave Cellegy, Cellegy could be adversely affected if suitable replacement personnel are not quickly recruited. There is competition for qualified personnel in all functional areas, which makes it difficult to attract and retain the qualified personnel necessary for the operation of Cellegy’s business.

Cellegy’s corporate compliance programs cannot guarantee that Cellegy is in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, and reimbursement of pharmaceutical products, together with Cellegy’s general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. Cellegy is a small company and it relies heavily on third parties to conduct many important functions. Cellegy also has significantly fewer employees than many other companies that have the same or fewer product candidates in clinical development. If Cellegy fails to comply with any of these regulations, Cellegy could be subject to a range of regulatory actions, including suspension or termination of clinical trials, restrictions on its products or manufacturing processes, or other sanctions or litigation. In addition, as a publicly traded company Cellegy is subject to significant regulations, including the Sarbanes-Oxley Act of 2002. While Cellegy has developed and instituted a corporate compliance program and continues to update the program in response to newly implemented or changing regulatory requirements, Cellegy cannot assure you that it is now or will be in compliance with all such applicable laws and regulations. Failure to comply with potentially applicable laws and regulations could also lead to the imposition of fines, cause the value of Cellegy’s common stock to decline and impede Cellegy’s ability to raise capital or lead to the failure of Cellegy’s common stock to continue to be traded on the OTC Bulletin Board.

Cellegy’s stock price could be volatile.

Cellegy’s stock price has from time to time experienced significant price and volume fluctuations. Since becoming a public company, Cellegy’s stock price has fluctuated due to overall market conditions and due to matters or events more specific to Cellegy. Events or announcements that could significantly impact Cellegy’s stock price include:

•	publicity or announcements regarding regulatory developments relating to Cellegy’s products;
•
clinical trial results, particularly the outcome of more advanced studies; or negative responses from both domestic and foreign regulatory authorities with regard to the approvability of Cellegy’s products;

•	period-to-period fluctuations in Cellegy’s financial results, including Cellegy’s cash and cash equivalents balance, operating expenses, cash burn rate or revenue levels;
•	common stock sales in the public market by one or more of Cellegy’s larger stockholders, officers or directors;
•	its filing for protection under federal bankruptcy laws;
•	a negative outcome in any litigation or potential legal proceedings; or
•
other potentially negative financial announcements including: a review of any of Cellegy’s filings by the SEC, changes in accounting treatment or restatement of previously reported financial results or delays in Cellegy’s filings with the SEC.

Risks Related to The Business and Operations of Adamis, as the Combined Company, After the Merger

Adamis’ limited operating history may make it difficult to evaluate its business to date and the combined company’s future viability.

Adamis is in the early stage of operations and development, and has only a limited operating history on which to base an evaluation of its business and prospects, having just commenced operations in 2006. In addition, Adamis’ operations and development are subject to all of the risks inherent in the growth of an early stage company. Moreover, Adamis acquired Adamis Labs during calendar year 2007, and integrating those businesses with Adamis’ other business activities could be challenging. Adamis will be subject to the risks inherent in the ownership and operation of a company with a limited operating history such as regulatory setbacks and delays, fluctuations in expenses, competition, the general strength of regional and national economies, and governmental regulation. Any failure to successfully address these risks and uncertainties could seriously harm Adamis’ business and prospects. The combined company may not succeed given the technological, marketing, strategic and competitive challenges it will face. The likelihood of Adamis’ success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business, the continuing development of new drug development technology, and the competitive and regulatory environment in which Adamis operates or may choose to operate in the future.

The combined company will require additional financing after the consummation of the merger.

As of June 30, 2008, Adamis and its subsidiaries together had cash and cash equivalents of approximately $21,000, and Cellegy had cash and cash equivalents of approximately $635,000. On July 18, 2008, Adamis completed the sale of its International Laboratories, Inc. subsidiary, or INL, which it acquired on December 31, 2007. Net cash proceeds to Adamis, after payment of various INL debts and obligations which were paid by the purchaser, were approximately $6.8 million, with up to an additional approximately $250,000 and $250,000 potentially payable to Adamis after the expiration of three-month and six-month escrow/holdback periods, respectively, with the precise amount depending on whether indemnity claims are asserted during those periods by the purchaser of INL. At or shortly after the closing of the INL sale, Adamis used approximately $3.8 million of the net proceeds to repay existing outstanding Adamis debt obligations. The combined company will need additional financing to maintain and expand its business and continue its research, development and commercialization activities.

The combined company will need to raise substantial additional capital for several purposes, which may include the following:

•	develop and market the Adamis Labs epinephrine syringe product and the generic nasal steroid product candidate;

•	pursue the development of other product candidates;

•	fund clinical trials and seek regulatory approvals;

•	expand the combined company’s research and development activities;

•	access manufacturing and commercialization capabilities;

•	implement additional internal systems and infrastructure;

•	maintain, defend and expand the scope of the combined company’s intellectual property portfolio; and

•	hire additional management, sales, research, development and clinical personnel.

Statements in this joint proxy statement/prospectus, including in the section entitled “Adamis’ Business,” concerning Adamis’ anticipated or hoped-for target dates for commercial introduction of its epinephrine syringe product and its nasal steroid and vaccine product candidates, and for the commencement of clinical trials relating to the steroid and vaccine product candidates, assume that Adamis will have sufficient funding to support the timely introduction of products and the conduct of clinical trials. Failure to have sufficient funding could require Adamis to delay product launches or clinical trials, which would have an adverse effect on its business and results of operations.

Adamis has financed its operations to date primarily through the sale of equity and debt securities. Until the combined company can generate a sufficient amount of revenue to finance its cash requirements, which the combined company may never do, the combined company expects to finance future cash needs primarily through public or private equity offerings, debt financings, licensing revenues or revenues from strategic collaborations. Sales of additional equity securities will dilute current stockholders’ ownership percentage in the combined company. The combined company does not know whether additional financing will be available on acceptable terms, or at all. If the combined company is not able to secure additional equity or debt financing when needed on acceptable terms, the combined company may have to sell some of its assets or enter into a strategic collaboration for one or more of the combined company’s product candidate programs at an earlier stage of development than would otherwise be desired. This could lower the economic value of these collaborations to the combined company. In addition, the combined company may have to delay, reduce the scope of, or eliminate one or more of its clinical trials or research and development programs, or ultimately, cease operations.

Adamis has incurred losses since inception and anticipates that the combined company will continue to incur losses. The combined company may never achieve or sustain profitability.

Even after the merger is concluded, Adamis expects to continue to incur losses. These losses may increase as Adamis continues its research and development activities, seeks regulatory approvals for its product candidates and commercializes any approved products. These losses may cause, among other things, the combined company’s stockholders’ equity and working capital to decrease. The future earnings and cash flow from operations of Adamis’ business are dependent, in part, on its ability to further develop its products and on revenues and profitability from sales of products and product candidates of its Adamis Labs operations. There can be no assurance that Adamis will grow and be profitable. Adamis’ net operating losses are expected to continue as a result of increasing marketing and sales expenses, research and development expenses, clinical trial activity and preparation for regulatory submissions necessary to support regulatory approval of its products. There can be no assurance that Adamis will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. Adamis expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded manufacturing, marketing, research, development, and clinical trial activities. If Adamis product candidates fail in clinical trials or do not gain regulatory approval, or if the combined company’s products do not achieve market acceptance, the combined company may never become profitable. The combined company will need to increase product marketing and brand awareness and conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Adamis’ potential products and technologies are in early stages of development.

The development of new pharmaceutical products is a highly risky undertaking, and there can be no assurance that any future research and development efforts Adamis might undertake will be successful. Adamis’ potential products in the influenza and other viral fields will require extensive additional research and development before any commercial introduction, and development work on the epinephrine syringe product and the generic nasal steroid product must still be completed. There can be no assurance that any future research, development or clinical trial efforts will result in viable products or meet efficacy standards. Future clinical or preclinical results may be negative or insufficient to allow Adamis to successfully market its product candidates. Obtaining needed data and results may take longer than planned or may not be obtained at all. Any such delays or setbacks could have an adverse effect on the ability of the combined company to achieve its financial goals.

Adamis is subject to substantial government regulation, which could materially adversely affect Adamis’ business.

The production and marketing of Adamis’ products and potential products and its ongoing research and development, pre-clinical testing and clinical trial activities are currently subject to extensive regulation and review by numerous governmental authorities in the United States and will face similar regulation and review for overseas approval and sales from governmental authorities outside of the United States. Some of the product candidates that Adamis is currently developing must undergo rigorous pre-clinical and clinical testing and an extensive regulatory approval process before they can be marketed. This process makes it longer, harder and more costly to bring Adamis’ potential products to market, and Adamis cannot guarantee that any of its potential products will be approved. The pre-marketing approval process can be particularly expensive, uncertain and lengthy, and a number of products for which FDA approval has been sought by other companies have never been approved for marketing. In addition to testing and approval procedures, extensive regulations also govern marketing, manufacturing, distribution, labeling, and record-keeping procedures. If Adamis or its collaboration partners do not comply with applicable regulatory requirements, such violations could result in non-approval, suspensions of regulatory approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecution.

Withdrawal or rejection of FDA or other government entity approval of Adamis’ potential products may also adversely affect Adamis’ business. Such rejection may be encountered due to, among other reasons, lack of efficacy during clinical trials, unforeseen safety issues, inability to follow patients after treatment in clinical trials, inconsistencies between early clinical trial results and results obtained in later clinical trials, varying interpretations of data generated by clinical trials, or changes in regulatory policy during the period of product development in the United States and abroad. In the United States, there is stringent FDA oversight in product clearance and enforcement activities, causing medical product development to experience longer approval cycles, greater risk and uncertainty, and higher expenses. Internationally, there is a risk that Adamis may not be successful in meeting the quality standards or other certification requirements. Even if regulatory approval of a product is granted, this approval may entail limitations on uses for which the product may be labeled and promoted, or may prevent Adamis from broadening the uses of Adamis’ current or potential products for different applications. In addition, Adamis may not receive FDA approval to export Adamis’ potential products in the future, and countries to which potential products are to be exported may not approve them for import.

Manufacturing facilities for Adamis’ products will also be subject to continual governmental review and inspection. The FDA has stated publicly that compliance with manufacturing regulations will continue to be strictly scrutinized. To the extent Adamis decides to manufacture its own products, a governmental authority may challenge Adamis’ compliance with applicable federal, state and foreign regulations. In addition, any discovery of previously unknown problems with one of Adamis’ potential products or facilities may result in restrictions on the potential product or the facility. If Adamis decides to outsource the commercial production of its products, any challenge by a regulatory authority of the compliance of the manufacturer could hinder Adamis’ ability to bring its products to market.

Adamis intends to rely, and the combined company will rely, on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the combined company may be unable to obtain, or may experience delays in obtaining, regulatory approval, or may not be successful in commercializing the combined company’s planned and future products.

Like many companies its size, Adamis does not have the ability to conduct preclinical or clinical studies for its product candidates without the assistance of third parties who conduct the studies on its behalf. These third parties are usually toxicology facilities and clinical research organizations, or CROs, that have significant resources and experience in the conduct of pre-clinical and clinical studies. The toxicology facilities conduct the pre-clinical safety studies as well as all associated tasks connected with these studies. The CROs typically perform patient recruitment, project management, data management, statistical analysis, and other reporting functions. Adamis intends to rely on third parties to conduct clinical trials of its product candidates and to use different toxicology facilities and CROs for its pre-clinical and clinical studies.

Adamis’ reliance on these third parties for development activities will reduce its control over these activities. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Adamis’ clinical protocols or for other reasons, Adamis’ clinical trials may be extended, delayed or terminated. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Adamis may be required to replace them. Although Adamis believes there are a number of third-party contractors it could engage to continue these activities, replacing a third-party contractor may result in a delay of the affected trial. Accordingly, Adamis may not be able to obtain regulatory approval for or successfully commercialize its product candidates.

Delays in the commencement or completion of clinical testing of Adamis’ product candidates could result in increased costs to Adamis and delay its ability to generate significant revenues.

Delays in the commencement or completion of clinical testing could significantly impact Adamis’ product development costs. Adamis does not know whether current or planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;

•	obtaining sufficient quantities of clinical trial materials for any or all product candidates;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site; and

•	recruiting participants for a clinical trial.

In addition, once a clinical trial has begun, it may be suspended or terminated by Adamis or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements;

•	inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	failure to achieve certain efficacy and/or safety standards; or

•	lack of adequate funding to continue the clinical trial.

Clinical trials require sufficient participant enrollment, which is a function of many factors, including the size of the target population, the nature of the trial protocol, the proximity of participants to clinical trial sites, the availability of effective treatments for the relevant disease, the eligibility criteria for Adamis’ clinical trials and competing trials. Delays in enrollment can result in increased costs and longer development times. Adamis’ failure to enroll participants in its clinical trials could delay the completion of the clinical trials beyond current expectations. In addition, the FDA could require Adamis to conduct clinical trials with a larger number of participants than it may project for any of its product candidates. As a result of these factors, Adamis may not be able to enroll a sufficient number of participants in a timely or cost-effective manner.

Furthermore, enrolled participants may drop out of clinical trials, which could impair the validity or statistical significance of the clinical trials. A number of factors can influence the discontinuation rate, including, but not limited to: the inclusion of a placebo in a trial; possible lack of effect of the product candidate being tested at one or more of the dose levels being tested; adverse side effects experienced, whether or not related to the product candidate; and the availability of numerous alternative treatment options that may induce participants to discontinue from the trial.

Adamis, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time if Adamis or they believe the participants in such clinical trials, or in independent third-party clinical trials for drugs based on similar technologies, are being exposed to unacceptable health risks or for other reasons.

Adamis is subject to the risk of clinical trial and product liability lawsuits.

The testing of human health care product candidates entails an inherent risk of allegations of clinical trial liability, while the marketing and sale of approved products entails an inherent risk of allegations of product liability. Adamis is subject to the risk that substantial liability claims from the testing or marketing of pharmaceutical products could be asserted against it in the future. There can be no assurance that Adamis will be able to obtain or maintain insurance on acceptable terms, particularly in overseas locations, for clinical and commercial activities or that any insurance obtained will provide adequate protection against potential liabilities. Moreover, Adamis’ current and future coverages may not be adequate to protect Adamis from all of the liabilities that it may incur. If losses from liability claims exceed Adamis’ insurance coverage, Adamis may incur substantial liabilities that exceed its financial resources. In addition, a product or clinical trial liability action against Adamis would be expensive and time-consuming to defend, even if Adamis ultimately prevailed. If Adamis is required to pay a claim, Adamis may not have sufficient financial resources and its business and results of operations may be harmed.

Adamis does not have commercial-scale manufacturing capability, and it lacks commercial manufacturing experience. The combined company will likely rely on third parties to manufacture and supply its product candidates.

Adamis does not, and the combined company is unlikely to, own or operate manufacturing facilities for clinical or commercial production of product candidates. The combined company will not have any experience in drug formulation or manufacturing, and it will lack the resources and the capability to manufacture any of the combined company’s product candidates on a clinical or commercial scale. Accordingly, Adamis expects to depend on third-party contract manufacturers for the foreseeable future. Any performance failure on the part of Adamis’ contract manufacturers could delay clinical development, regulatory approval or commercialization of the combined company’s current or future product candidates, depriving the combined company of potential product revenue and resulting in additional losses.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control (including stability of the product candidate and quality assurance testing), shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. If Adamis’ third-party contract manufacturers were to encounter any of these difficulties or otherwise fail to comply with their obligations or under applicable regulations, Adamis’ ability to provide product candidates to patients in its clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of the combined company’s clinical trials, increase the costs associated with maintaining the combined company’s clinical trial programs and, depending upon the period of delay, require the combined company to commence new trials at significant additional expense or terminate the trials completely.

Adamis’ products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and other relevant regulatory authorities. For these reasons, Adamis may not be able to replace manufacturing capacity for its products quickly if it or its contract manufacturer(s) were unable to use manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities were deemed not in compliance with the regulatory requirements and such non-compliance could not be rapidly rectified. An inability or reduced capacity to manufacture Adamis products would have a material adverse effect on the combined entity’s business, financial condition, and results of operations.

If Adamis fails to obtain acceptable prices or appropriate reimbursement for its products, its ability to successfully commercialize its products will be impaired.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians and pharmaceutical companies such as Adamis that plan to offer various products in the United States and other countries in the future. Adamis’ ability to earn sufficient returns on its products and potential products will depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, Adamis’ ability to have its products eligible for Medicare, Medicaid or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If, for any reason, Medicare, Medicaid or the insurance companies decline to provide reimbursement for Adamis’ products, its ability to commercialize its products would be adversely affected. There can be no assurance that Adamis’ potential drug products will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical and pharmaceutical products.

If purchasers or users of the combined company’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products, they may forego or reduce such use. Even if the combined company’s products are approved for reimbursement by Medicare, Medicaid and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the combined company’s business, financial condition and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products, and there can be no assurance that adequate third-party coverage will be available.

 Legislative or regulatory reform of the healthcare system may affect the combined company’s ability to sell its products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system in ways that could impact the combined company’s ability to sell its products profitably. In recent years, new legislation has been enacted in the United States at the federal and state levels that effects major changes in the healthcare system, either nationally or at the state level. These new laws include a prescription drug benefit plan for Medicare beneficiaries and certain changes in Medicare reimbursement. Given the recent enactment of these laws, it is still too early to determine their impact on the biotechnology and pharmaceutical industries and the combined company’s business. Further, federal and state proposals are likely. The adoption of these proposals and pending proposals may affect the combined company’s ability to raise capital, obtain additional collaborators or profitably market its products. Such proposals may reduce the combined company’s revenues, increase its expenses or limit the markets for its products. In particular, the combined company expects to experience pricing pressures in connection with the sale of its products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

Adamis has limited sales, marketing and distribution experience.

Adamis has limited experience in the sales, marketing, and distribution of pharmaceutical products. There can be no assurance that the combined company will be able to establish sales, marketing, and distribution capabilities or make arrangements with its current collaborators or others to perform such activities or that such efforts will be successful. If the combined company decides to market any of its new products directly, it must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales, marketing and distribution infrastructure would require substantial resources, which may not be available to the combined company or, even if available, divert the attention of its management and key personnel, and have a negative impact on further product development efforts.

Adamis may seek to enter into collaborative arrangements to develop and commercialize its products. These collaborations, if secured, may not be successful.

Adamis may seek to enter into collaborative arrangements to develop and commercialize some of its potential products both in North America and international markets. There can be no assurance that Adamis will be able to negotiate collaborative arrangements on favorable terms or at all or that its current or future collaborative arrangements will be successful.

The combined company’s strategy for the future research, development, and commercialization of its products is expected to be based in part on entering into various arrangements with corporate collaborators, licensors, licensees, health care institutions and principal investigators and others, and its commercial success is dependent upon these outside parties performing their respective contractual obligations responsibly and with integrity. The amount and timing of resources such third parties will devote to these activities may not be within the combined company’s control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that the combined company’s collaborators will devote adequate resources to its products.

Even if the combined company receives regulatory approval to market its product candidates, such products may not gain the market acceptance among physicians, patients, healthcare payors and the medical community.

Any products that the combined company may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community even if they ultimately receive regulatory approval. If these products do not achieve an adequate level of acceptance, the combined company, or future collaborators, may not be able to generate material product revenues and the combined company may not become profitable. The degree of market acceptance of any of the combined company’s product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	demonstration of efficacy and safety in clinical trials;

•	the prevalence and severity of any side effects;

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the introduction and availability of generic substitutes for any of the combined company’s products, potentially at lower prices (which, in turn, will depend on the strength of the combined company’s intellectual property protection for such products);

•	potential or perceived advantages over alternative treatments;

•	the timing of market entry relative to competitive treatments;

•	the ability to offer the combined company’s product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	sufficient third party coverage or reimbursement; and

•	the product labeling or product insert (including any warnings) required by the FDA or regulatory authorities in other countries.

If Adamis is not successful in acquiring or licensing additional product candidates on acceptable terms, if at all, Adamis’ business may be adversely affected.

As part of its strategy, Adamis may acquire or license additional product candidates that it believes have growth potential. There are no assurances that Adamis will be able to identify promising product candidates. Even if Adamis is successful in identifying promising product candidates, Adamis may not be able to reach an agreement for the acquisition or license of the product candidates with their owners on acceptable terms or at all.

Adamis may not be able to successfully identify any other commercial products or product candidates to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable in-licensing arrangement or acquisition is a lengthy and complex process. Other companies, including those with substantially greater resources, may compete with Adamis for the in-licensing or acquisition of product candidates and approved products. Adamis may not be able to acquire or in-license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. If it is unable to in-license or acquire additional commercial products or product candidates, Adamis’ ability to grow its business or increase its profits could be severely limited.

If Adamis’ competitors develop and market products that are more effective than Adamis’ product candidates or obtain regulatory and marketing approval for similar products before Adamis does, Adamis’ commercial opportunity may be reduced or eliminated.

The development and commercialization of new pharmaceutical products which target influenza and other viral conditions, and allergy and other respiratory conditions addressed by the current and future products of Adamis Labs, is competitive, and the combined company will face competition from numerous sources, including major biotechnology and pharmaceutical companies worldwide. Many of the combined company’s competitors have substantially greater financial and technical resources, and development, production and marketing capabilities than Adamis does. In addition, many of these companies have more experience than Adamis in pre-clinical testing, clinical trials and manufacturing of compounds, as well as in obtaining FDA and foreign regulatory approvals. The combined company will also compete with academic institutions, governmental agencies and private organizations that are conducting research in the same fields. Competition among these entities to recruit and retain highly qualified scientific, technical and professional personnel and consultants is also intense. As a result, there is a risk that one of the competitors of the combined company will develop a more effective product for the same indications for which the combined company is developing a product or, alternatively, bring a similar product to market before the combined company can do so. Failure of the combined company to successfully compete will adversely impact the ability to raise additional capital and ultimately achieve profitable operations.

The combined company faces intense competition from larger companies and may not have the resources required to develop innovative products. The combined company’s product candidates are subject to competition from existing products.

The pharmaceutical industry is subject to rapid and significant technological change. Cellegy and Adamis are much smaller in terms of size and resources than many of their competitors in the United States and abroad, which include, among others, major pharmaceutical, chemical, consumer product, specialty pharmaceutical and biotechnology companies, universities and other research institutions. The combined company’s competitors may succeed in developing technologies and products that are safer and more effective than any product or product candidates that the combined company may develop and could render its technology and potential products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources, clinical production and marketing capabilities and regulatory experience. In addition, any products of the combinded company will likely be subject to competition from existing products. As a result, any future products of the combined company may never be able to compete successfully with existing products or with innovative products under development by other organizations.

If Adamis suffers negative publicity concerning the safety of its products in development, its sales may be harmed and Adamis may be forced to withdraw such products.

If concerns should arise about the safety of any of Adamis’ products that are marketed, regardless of whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research, such concerns could adversely affect the market for these products. Similarly, negative publicity could result in an increased number of product liability claims, whether or not these claims are supported by applicable law.

Adamis’ failure to protect adequately or to enforce its intellectual property rights or secure rights to third party patents could materially harm its proprietary position in the marketplace or prevent the commercialization of its products.

The combined company’s success will depend in part on its ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into its technologies and products. The patents and patent applications in Adamis’ existing patent portfolio are either owned by Adamis or licensed to Adamis. The combined company’s ability to protect its product candidates from unauthorized use or infringement by third parties depends substantially on its ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, the combined company’s ability to obtain and enforce patents is uncertain and involves complex legal and factual questions for which important legal principles are unresolved.

The combined company may not be able to obtain patent rights on products, treatment methods or manufacturing processes that it may develop or to which the combined company may obtain license or other rights. Even if the combined company does obtain patents, rights under any issued patents may not provide it with sufficient protection for the combined company’s product candidates or provide sufficient protection to afford the combined company a commercial advantage against its competitors or their competitive products or processes. It is possible that no patents will be issued from any pending or future patent applications owned by the combined company or licensed to the combined company. Others may challenge, seek to invalidate, infringe or circumvent any patents the combined company owns or licenses. Alternatively, the combined company may in the future be required to initiate litigation against third parties to enforce its intellectual property rights. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to the combined company. Any adverse outcome could subject the combined company to significant liabilities, require the company to license disputed rights from others, or require the combined company to cease selling its future products.

The combined company’s patents also may not afford protection against competitors with similar technology. Adamis may not have identified all patents, published applications or published literature that affect its business either by blocking the combined company’s ability to commercialize its product candidates, by preventing the patentability of its products or by covering the same or similar technologies that may affect the combined company’s ability to market or license its product candidates. For example, patent applications filed with the United States Patent and Trademark Office, or USPTO, are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications filed with the USPTO remain confidential for the entire time before issuance as a U.S. patent. Patent applications filed in countries outside the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, the combined company or its licensors might not have been the first to invent, or the first to file, patent applications on the combined company’s product candidates or for their use. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending these rights in foreign jurisdictions. If the combined company encounters such difficulties or is otherwise precluded from effectively protecting its intellectual property rights in either the United States or foreign jurisdictions, the combined company’s business prospects could be substantially harmed.

If the combined company is unable to retain its management, research, development, and clinical teams and scientific advisors or to attract additional qualified personnel, the combined company’s product operations and development efforts may be seriously jeopardized.

The loss of the services of any principal member of Adamis’ management and research, development and clinical teams could significantly delay or prevent the achievement of the combined company’s scientific and business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the combined company’s success. The combined company may be unable to attract and retain key personnel on acceptable terms, if at all. Adamis does not maintain “key person” life insurance on any of its officers, employees or consultants.

Adamis has relationships with consultants and scientific advisors who will continue to assist the combined company in formulating and executing its research, development, regulatory and clinical strategies. These consultants and scientific advisors are not Adamis employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the combined company. The combined company will have only limited control over the activities of these consultants and scientific advisors and can generally expect these individuals to devote only limited time to the combined company’s activities. Adamis also relies on these consultants to evaluate potential compounds and products, which may be important in developing a long-term product pipeline for the combined company. Consultants also assist Adamis in preparing and submitting regulatory filings. Adamis’ scientific advisors provide scientific and technical guidance on the company’s drug discovery and development. Failure of any of these persons to devote sufficient time and resources to the combined company’s programs could harm its business. In addition, these advisors may have arrangements with other companies to assist those companies in developing technologies that may compete with the combined company’s products.

The combined company’s common stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the results of the combined company’s current and any future clinical trials of its product candidates;

•	the timing and results of ongoing preclinical studies and planned clinical trials of the combined company’s preclinical product candidates;

•	the entry into, or termination of, key agreements, including, among others, key collaboration and license agreements;

•	the results and timing of regulatory reviews relating to the approval of the combined company’s product candidates;

•	the initiation of, material developments in, or conclusion of, litigation to enforce or defend any of the combined company’s intellectual property rights;

•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

•	general and industry-specific economic conditions that may affect the combined company’s research and development expenditures;

•	the results of clinical trials conducted by others on drugs that would compete with the combined company’s product candidates;

•	issues in manufacturing the combined company’s product candidates or any approved products;

•	the loss of key employees;

•	the introduction of technological innovations or new commercial products by competitors of the combined company;

•	changes in estimates or recommendations by securities analysts, if any, who cover the combined company’s common stock;

•	future sales of the combined company’s common stock; and

•	period-to-period fluctuations in the combined company’s financial results.

Following the merger, stockholders of Adamis may sell a significant number of shares of Cellegy common stock they will receive in the merger. Such holders have had no ready market for their Adamis shares and might be eager to sell some or all of their shares once the merger is completed. Significant sales could adversely affect the market price for the combined company’s common stock for a period of time after completion of the merger.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

The combined company’s common stock will initially be traded on the OTC Bulletin Board and be subject to additional trading restrictions as a “penny stock,” which could adversely affect the liquidity and price of such stock.

Following the merger, Adamis and Cellegy expect that the combined company’s common stock will be reported on the OTC Bulletin Board. Because the combined company’s common stock will not initially be listed on any national securities exchange, such shares will also be subject to the regulations regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share. The following is a list of the general restrictions on the sale of penny stocks:

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Before the sale of penny stock by a broker-dealer to a new purchaser, the broker-dealer must determine whether the purchaser is suitable to invest in penny stocks. To make that determination, a broker-dealer must obtain, from a prospective investor, information regarding the purchaser’s financial condition and investment experience and objectives. Subsequently, the broker-dealer must deliver to the purchaser a written statement setting forth the basis of the suitability finding and obtain the purchaser’s signature on such statement.

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A broker-dealer must obtain from the purchaser an agreement to purchase the securities. This agreement must be obtained for every purchase until the purchaser becomes an “established customer.” A broker-dealer may not effect a purchase of a penny stock less than two business days after a broker-dealer sends such agreement to the purchaser.

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The Securities Exchange Act of 1934, or the Exchange Act, requires that before effecting any transaction in any penny stock, a broker-dealer must provide the purchaser with a “risk disclosure document” that contains, among other things, a description of the penny stock market and how it functions and the risks associated with such investment. These disclosure rules are applicable to both purchases and sales by investors.

•	A dealer that sells penny stock must send to the purchaser, within ten days after the end of each calendar month, a written account statement including prescribed information relating to the security.

These requirements can severely limit the liquidity of securities in the secondary market because few brokers or dealers are likely to be willing to undertake these compliance activities. As a result of the combined company’s common stock not being listed on a national securities exchange and the rules and restrictions regarding penny stock transactions, an investor’s ability to sell to a third party and the combined company’s ability to raise additional capital may be limited. The combined company makes no guarantee that its market-makers will continue to make a market in its common stock, or that any market for its common stock will continue.

The combined company’s shares of common stock may never be approved for listing on a national securities exchange, which may adversely affect the stockholders’ ability to sell shares of the combined company’s common stock.

Cellegy’s common stock is currently traded on the OTC Bulletin Board. If at some future date the combined company seeks to be listed on the Nasdaq Capital Market or other national securities exchange, it would need to satisfy the requirements for initial listing on the exchange. The initial listing qualification standards are stringent and include both quantitative and qualitative requirements. Although the combined company may at a future date explore various actions to meet the minimum initial listing requirements for a listing on a national securities exchange, there is no guarantee that any such actions will be successful in bringing it into compliance with such requirements.

If the combined company fails to achieve listing of its common stock on a national securities exchange, the combined company’s common shares may continue to be traded on the OTC Bulletin Board, the Pink Sheets, or other over-the-counter markets in the United States, although there can be no assurance that its common shares will remain eligible for trading on any such alternative markets or exchanges in the United States.

In the event that the combined company is not able to obtain a listing on a national securities exchange or maintain its reporting on the OTC Bulletin Board, Pink Sheets or other quotation service for its common shares, it may be more difficult for stockholders to sell their common shares in the United States. Moreover, if the common stock of the combined company remains quoted on the OTC Bulletin Board, Pink Sheets or other over-the-counter market, the liquidity will likely be less, and therefore the price will be more volatile, than if its common stock was listed on a national securities exchange. Stockholders may not be able to sell their common shares in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if the combined company’s common shares fail to achieve listing on a national securities exchange, the price of its common shares may decline. In addition, a decline in the price of the combined company’s common shares could impair its ability to achieve a national securities exchange listing or to obtain financing in the future.

Adamis’ principal stockholders will have significant influence over the combined company, and your interests may conflict with the interests of those persons.

Based on the number of outstanding shares held by Adamis stockholders as of the date of this joint proxy statement/prospectus, Adamis’ five largest stockholders beneficially own approximately 49% of the outstanding Adamis common stock. As a result, those stockholders will be able to exert a significant degree of influence or actual control over the combined company’s management and affairs after the merger and over matters requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company’s assets, and any other significant corporate transaction. The interests of these persons may not always coincide with the interests of the combined company or its other stockholders. For example, such persons could delay or prevent a change of control of the combined company even if such a change of control would benefit the combined company’s other stockholders. The significant concentration of stock ownership may adversely affect the trading price of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

Adamis is a private company and has not been subject to the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC or other corporate governance requirements. As a result, the combined company will incur substantial costs in order to comply with these requirements.

Adamis is a private company and has not been subject to the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC, or other corporate governance requirements to which public reporting companies may be subject. As a result, the combined company may incur significant legal, accounting and other expenses to ensure that Adamis’ business operations meet these requirements. Implementing the controls and procedures required to comply with the various applicable laws and regulations may place a significant burden on the combined company’s management and internal resources.

Adamis, as a private company, has not been subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If the combined company is unable to favorably assess the effectiveness of its internal controls over financial reporting, or if the combined company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the combined company’s assessment, the price of the combined company’s common stock could be adversely affected.

Following the merger, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the combined company’s management will be required to report on the effectiveness of its internal control over financial reporting as part of its annual reports for fiscal years ending after December 15, 2007, and the combined company’s independent auditor will be required to attest to the effectiveness of the combined company’s internal control over financial reporting, for the fiscal year ending March 31, 2010. Adamis, as a private company, has not been subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Adamis has begun the process of analyzing its internal controls and preparing for the evaluation needed to comply with Section 404, and Adamis believes that it will be in compliance in all material respects with the Sarbanes-Oxley Act at the time it becomes subject to that act. During this process, if management identifies one or more material weaknesses in Adamis’ internal control over financial reporting that are not remediated, the combined company will be unable to assert that its internal controls are effective. Any failure to have effective internal control over financial reporting could cause investors to lose confidence in the accuracy and completeness of the combined company’s financial reports, which could lead to a substantial price decline in the combined company’s common stock.

In addition, although Cellegy believes that it currently has adequate finance and accounting systems, procedures and controls for its business on a standalone basis, following the merger the combined company may decide to upgrade the existing, and implement additional, procedures and controls to incorporate Adamis’ business operations. These updates may require significant time and expense, and there can be no guarantee that the combined company will be successful in implementing them. If the combined company is unable to complete any required modifications to its internal control reporting or if the combined company’s independent registered public accounting firm is unable to provide the combined company with an unqualified report as to the effectiveness of its internal control over financial reporting, investors could lose confidence in the reliability of  the combined company’s internal control over financial reporting, which could lead to a substantial price decline in the combined company’s common stock.

Neither Cellegy nor Adamis has ever paid cash dividends on its common stock, and neither company anticipates that the combined company will pay any cash dividends on its common stock in the foreseeable future.

Neither Cellegy nor Adamis has ever declared or paid cash dividends on its common stock. Cellegy and Adamis do not anticipate that the combined company will pay any cash dividends on its common stock in the foreseeable future. The combined company intends to retain all available funds and any future earnings to fund the development and growth of its business.